

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 9, 2015

Via E-mail
Gustav Christensen
Chief Executive Officer
Dyax Corp.
55 Network Drive
Burlington, MA 01803

Re: **Dyax Corp.**
        Preliminary Proxy Statement on Schedule 14A
        Filed November 23, 2015
        File No. 000-24537

Dear Mr. Christensen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Merger, page 28

1.   On page 46 you disclose that you presented financial forecasts to Centerview in May 2015. However, on page 29 you state that Dyax entered into a formal engagement letter with Centerview on June 24, 2015. Please clarify whether any material discussions or contacts regarding a potential merger occurred before June 24, 2015.

2.   On page 29, you state that "the board of directors was aware that one director had an ownership interest in a corporation that had recently been acquired by Shire." Please clarify why the board concluded that this transaction did not raise any conflicts of interest for this director. Also tell us why you believe additional disclosure about this transaction is not required pursuant to Item 14(b)(7) of Schedule 14A.

3.   We note your disclosure on page 83 that the CVRs are granted pro rata, are non-transferrable, do not represent any equity or ownership interest, etc. However, on page 32 you disclose that "it was the consensus of the board of directors that the costs of

having contingent value rights consideration that needed to be registered under the federal securities laws outweighed the potential benefits, because of the delay in closing that would be caused by having the contingent value rights registered." Please clarify this language and tell us whether you believe that the CVRs are securities under the Securities Act of 1933.

Explanatory Note Regarding the Merger Agreement, page 57

4. We note your cautionary language in the second paragraph. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Krishna Veeraraghavan
        Sullivan & Cromwell LLP